UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         001-16751

WellPoint 401(k) Retirement Savings Plan

(Generally effective January 1, 2002 (as amended))

(the “Prior WHN 401(k) Plan”)

(Exact name of registrant as specified in its charter)

120 Monument Circle

Indianapolis, Indiana 46204

                                    (317) 488-6000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

            Plan Interests in the Prior WHN 401(k) Plan

(Title of each class of securities covered by this Form)

                                             None

(Titles of all other classes of securities for which

a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:         0

*Effective January 1, 2006, the Prior WHN 401(k) Plan was merged into the WellPoint 401(k) Retirement Savings Plan, which prior to January 1, 2006 was known as the Anthem 401(k) Long Term Savings Investment Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prior WHN 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 5, 2006

WELLPOINT 401(K) RETIREMENT SAVINGS PLAN (f/k/a Anthem 401(k) Long Term Savings Investment Plan), Successor by Plan Merger to the Prior WHN 401(k) Plan

By:	/s/ Randy Brown
Randy Brown Chairman of the Pension Committee of Anthem Insurance Companies, Inc.